Kirkpatrick & Lockhart Nicholson Graham LLP
                              599 Lexington Avenue
                             New York, NY 10022-6030

September 29, 2006

WisdomTree Trust
48 Wall Street, 11th Floor
New York, NY 10005

Ladies and Gentlemen:

      We have acted as counsel to WisdomTree Trust, a Delaware statutory trust ("Trust"), in connection with the filing with the Securities and Exchange Commission ("SEC") of Post-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-1A (File No. 333-132380) ("Post-Effective Amendment") on September 29, 2006, registering an indefinite number of shares of beneficial interest of each of WisdomTree International Basic Materials Sector Fund, WisdomTree International Communications Sector Fund, WisdomTree International Consumer Cyclical Sector Fund, WisdomTree International Consumer Non-Cyclical Sector Fund, WisdomTree International Energy Sector Fund, WisdomTree International Financial Sector Fund, WisdomTree International Health Care Sector Fund, WisdomTree International Industrial Sector Fund, WisdomTree International Technology Sector Fund, and WisdomTree International Utilities Sector Fund, each a series of the Trust ("Shares"), under the Securities Act of 1933, as amended ("1933 Act").

      You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Trust's Certificate of Trust, Declaration of Trust and By-laws, and the actions of the Trust that provide for the issuance of the Shares, and we have made such other investigations as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion; we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

      Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

      Based upon and subject to the foregoing, we are of the opinion that:

      1. The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and


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      2.    When issued and paid for upon the terms provided in the
            Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.

      The opinion expressed in paragraph 2 above is subject to the effect of bankruptcy, insolvency, fraudulent transfers, reorganization, receivership moratorium, and other laws affecting the rights of creditors generally and to general principles of equity (whether applied by a court of law or equity).

      This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

                                     Very truly yours,

                                     Kirkpatrick & Lockhart Nicholson Graham LLP

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